

Münchener Rück
Munich Re Group

82-34975



Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Attn. Ms. Mary Cascio
100 F Street. NE
Washington, DC 20549

USA

SUPPL

Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München
Application for Exemption under Rule 12g3-2(b)
of the Securities Exchange Act of 1934
Publication of the Quarterly Report for the 1st quarter of 2006

Dear Ms. Cascio,

Munich Re published its Quarterly Report 1/2006 on May 9 on its web site. Enclosed you will find the download of the Quarterly Report from the web site, as well as the relevant press release.

Yours sincerely,

Münchener Rückversicherungs-Gesellschaft

Münchener Rückversicherungs-Gesellschaft
Aktiengesellschaft in München
Königinstraße 107, 80802 München
Sitz der Gesellschaft: München
Amtsgericht München, HRB 42039

Letters: 80791 München
Tel.: +49 (89) 3891-0
Fax: +49 (89) 3990-56
E-mail: info@munichre.com
http://www.munichre.com

1/2006

Munich Re Group
Quarterly Report

Münchener Rück
Munich Re Group



Supervisory Board
Dr. Hans-Jürgen Schinzler (Chairman)

Board of Management
Dr. Nikolaus von Bomhard (Chairman)
Dr. Thomas Blunck
Georg Daschner
Dr. Heiner Hasford
Dr. Torsten Jeworrek
Christian Kluge
John Phelan
Dr. Jörg Schneider
Dr. Wolfgang Strassl
Karl Wittmann

Munich Re Group
Key figures (IFRS)

		Q1 2006	Q1 2005	Change in %
Gross premiums written	€m	10,036	10,160	–1.2
Investment result	€m	2,110	2,457	–14.1
Result before impairment losses of goodwill	€m	1,471	1,137*	29.4
Taxes on income	€m	406	343*	18.4
Consolidated result	€m	979	691*	41.7
Thereof attributable to minority interests	€m	20	12	66.7
Earnings per share	€	4.20	2.97*	41.4
Combined ratio				
– Reinsurance non-life	%	92.2	96.5	
– Primary insurance property-casualty	%	97.0	99.0*	

*Adjusted owing to first-time application of IAS 19 (rev. 2004).

		31.3.2006	31.12.2005	Change in %
Investments	€m	176,795	177,171	–0.2
Equity	€m	25,059	24,397*	2.7
Net underwriting provisions	€m	153,647	154,048*	–0.3
Staff		36,683	37,953	–3.3
Share price	€	117.00	114.38	2.3
Munich Re's market capitalisation	€bn	26.9	26.3	2.3

*Adjusted owing to first-time application of IAS 19 (rev. 2004).

Contents

To our shareholders



Dr. Nikolaus von Bomhard
Chairman of Munich Re's Board of Management

Dear Shareholders,

Nearly three weeks ago, when reporting to you at Munich Re's Annual General Meeting, I said with regard to our Group's performance expectations for the current year that we aimed to achieve a return on risk-adjusted capital of 15% after taxes on income, which would mean a net consolidated result of €2.6–2.8bn.

The figures for the first quarter of 2006 were not available at the time. Nevertheless, I was able to venture the following positive prediction: "We are currently on track." Now I can confirm this statement. As things stand, my assumption is that we can meet our targets in the present business year. We are well positioned for this. However, you know my customary and necessary proviso: in insurance business, and especially in reinsurance, the first quarter of the year is not a reliable basis for forecasts of the annual result, given that the bulk of the risk period – with all its imponderables – still lies ahead of us.

At 31 March, for the eleventh time in succession, we are able to report a positive quarterly result – this time even an outstanding one. And that is no accident.

In reinsurance, we benefited again in the first quarter of 2006 from the excellent quality of our basic business which we have established in recent years. The successful renewal of 66% of our property-casualty reinsurance treaties at 1 January 2006 even slightly enhanced our portfolio. We are thus able to post a first-rate quarterly result even though we were affected more strongly by major losses than in the same period last year. The treaty renewals in Japan and Korea at 1 April have confirmed the positive trend in the outcome of negotiations with our clients, and we expect the renewals in the USA at 1 July to do likewise.

The primary insurers in our Group also achieved another good result. Unfortunately, however, the political and legislative environment for German life and health insurance is currently clouded by uncertainties that may have a fundamental influence on the future development of these two lines of business. I already addressed this topic at the Annual General Meeting. Nevertheless, I would like to touch on a few individual aspects again here because they involve important determinants for the urgently needed securing of future provision in Germany and thus also for our business.

This applies especially to the reform of the health system. Here we face a decision between – in the extreme case – the virtually complete collectivisation of health insurance on the one hand or development towards more freedom of choice and provident personal responsibility on the other. What is imperative, in my view, is a reform that considers not only the income side and does more than just remedy gaps in financing. Even if more and more sections of the population, i.e. private insureds, are compelled to join the state health system, the financial deficits in a pay-as-you-go health system cannot be overcome for long and without further significant cuts in statutory health insurance benefits. What is needed, apart from a reform of the expenses (which I am pleased to say is already apparent), is a fundamental transformation moving towards a sustainable system financed on a funded basis that is fair to all generations, gives people more freedom of choice, and strengthens personal provision. Private health insurers have gained experience with funded (and therefore demography-resistant) insurance solutions over decades, and this should be put to good use.

In life insurance, the changes envisaged in the draft for reforming German insurance contract law – based on the judgements of the German Federal Constitutional Court and the Federal Supreme Court – appear to be less serious at first glance. But that is not in fact the case. The proposals regarding the participation of policyholders in valuation reserves and the amounts of surrender values undermine the principle of solidarity among the community of insureds – which is, after all, the foundation of insurance – in favour of individual entitlement. It now looks as if the ministerial draft is being subjected to a thorough re-examination, which is to be greatly welcomed. For the provisions of the existing draft would not be without negative consequences for the extremely important guarantees that life insurers give their clients. Private provision for old age would thus be made more difficult.

I fervently hope that the grand coalition will succeed in finding solutions for both reforms that make objective sense in view of what is so clearly required, and signal the beginning of a new era of greater personal provision. With such important issues for the future of Germany, all attempts should be resisted to adopt party-political positions for tactical reasons to the detriment of the lasting solutions that are really necessary.

Ladies and gentlemen, in conclusion I would like to come back to our quarterly result, which clearly reflects our priorities: we aim to secure the profitability of our business on a lasting basis – and reward your investment in Munich Re shares.

Yours sincerely,



Key parameters

- **Continuing robust global growth**
- **Marked increase in long-term interest rates**
- **Better-balanced development of the world economy expected in the future**

The global economy continued to show robust growth in the period under review, still driven mainly by the USA and China. Economic development was also positive in Japan and, increasingly, in the eurozone as well.

Initial estimates point to the US economy having grown strongly again in the first quarter of 2006 compared with the relatively weak previous quarter, with a seasonally adjusted and annualised rate of 4.8% in real terms. Economic data from the eurozone also indicate a consolidation of the economy in the period under review, with the business climate in industry, for example, showing an upward trend in both France and Italy. In Germany, too, the ifo business climate index rose in March for the fourth time in succession, although so far there are scarcely any signs of a fundamental recovery in private consumption.

Whilst the positive economic dynamics in Japan prevail, its growth rate for the period under review is likely to be lower than in the surprisingly strong previous quarter. Major impulses for the global economy continue to come from China. The other emerging markets of Asia, eastern Europe and Latin America should also benefit from the still robust global economy.

Inflation slackened somewhat in the first quarter worldwide, not least because oil prices stabilised in this period. On the foreign currency markets, the euro gained in value at the beginning of the quarter, but then fell back again to around US$ 1.21. The Federal Reserve continued its policy of interest-rate increases, and the Federal Funds Rate now stands at 4.75%. The European Central Bank also raised its key interest rate at the beginning of March by 0.25 percentage points to 2.5%. In this environment, long-term interest rates moved upwards in the period under review in both the USA and the eurozone. On the stock markets, the most important European indices and also the US Dow Jones and the Japanese Nikkei 225 advanced considerably.

For the rest of the year, we expect a moderate slowdown in the US economy, while growth in the eurozone should pick up somewhat. Altogether, this would mean better-balanced global growth. Significant risks for the world economy remain. These range from geopolitical uncertainties (political situation in the Middle East, strong rise in the oil price) to a greater-than-expected weakening of the US property market, the risk of a marked dollar correction as a result of the very high US current account deficit, a substantial increase in credit spreads, and even a global pandemic.

Business experience from 1 January to 31 March 2006

Reinsurance

- **Renewals at 1 January 2006 promise continuing high earnings potential**
- **Premium volume up 2.6% compared with previous year**
- **Good combined ratio of 92.2% thanks to excellent basic business, despite higher first-quarter expenditure for major losses than in prior years**
- **Satisfying consolidated result of €841m**

The Munich Re Group's reinsurance business developed very satisfactorily in the first quarter of 2006. The excellent operating result of €1,234m (945m) again surpassed the previous year's good figure. This was mainly attributable to our broad basic business, whose current profitability is the result of the consistent steps we have taken in recent years.

As at 1 January 2006, some two-thirds of treaty business in property-casualty reinsurance was renewed. The markets remained firm and we were largely able to maintain, and in some cases even improve, the good prices, terms and conditions we had obtained in the renewals of previous years. This stability is essentially due to the large number and size of natural catastrophe losses in the past two years. The heavy burdens clearly demonstrated to all participants that reliable reinsurance coverage is available only at risk-adequate prices, terms and conditions. Especially the companies in our Group continued to adhere to a strictly profit-oriented underwriting policy. Treaties we did not renew because of their unsatisfactory prices, terms and conditions were replaced with attractive new business, thereby further improving the quality our portfolio.

For the business renewed as at 1 January 2006, we achieved an average rise in premium rates of 1.7%. As expected, the treaties affected by the 2005 hurricanes saw the biggest price increases, with premiums for offshore energy business registering the highest mark-ups. Overall, we optimised our opportunity and risk profile in property and marine business through price increases and structural changes. In liability reinsurance, prices, terms and conditions remained at the good level achieved in the last few years.

Compared with the same quarter last year, premium volume grew marginally by 2.6% to €6.0bn (5.8bn).

The euro weakened against many other currencies year on year, causing premium income from our foreign-currency business to rise. Without currency translation effects, our premium would have been €131m lower.

At €1.95bn (1.92bn), premium volume in the life and health segment was stable compared with the first quarter of 2005. We anticipate that the establishment of our subsidiary in Moscow will generate new impulses for our life reinsurance business in eastern Europe and central Asia.

Increases in premium of 3.3% to €4.0bn (3.9bn) were achieved in property-casualty reinsurance.

Gross premiums by division Q1 2006



Special and Financial Risks 8% (7%)
Corporate Underwriting/Global Clients 19% (17%)
North America 10% (11%)
Asia, Australasia, Africa 9% (9%)
Life and Health 32% (34%)
Europe 1 9% (9%)
Europe 2/Latin America 13% (13%)

The combined ratio stood at a very good 92.2% (96.5%) at the end of the first three months of the business year.

The burden from several major losses, which accounted for 7.1 (6.9) percentage points of the combined ratio, was thus cushioned by our profitable basic business. All in all, the expenditure for major losses including natural catastrophes totalled €274m (251m). According to current estimates, Cyclone Larry, which caused severe damage in Australia, cost us some €50m. In addition, we were affected by several large losses in liability, marine (container ship fire) and space reinsurance (satellite failure), each ranging between €20m and €40m.

Our reinsurers' investment result came to €1,055m (1,014m) in the first quarter, reaching the same high level as in the previous year. We took advantage of the favourable stock market situation and, by realising capital gains, improved our result from the sale of investments by 31.9%.

Key reinsurance figures

		Q1 2006	Q1 2005*
Gross premiums written	€bn	6.0	5.8
Loss ratio non-life	%	65.3	69.1
Expense ratio non-life	%	26.9	27.4
Combined ratio non-life	%	92.2	96.5
Thereof natural catastrophes	Percentage points	2.0	2.4
Investment result	€m	1,055	1,014
Result before impairment losses of goodwill	€m	1,234	945
Consolidated result	€m	841	604
Thereof attributable to minority interests	€m	–	–

*Adjusted owing to first-time application of IAS 19 (rev. 2004).

		31.3.2006	31.12.2005
Investments	€bn	85.8	87.0
Net underwriting provisions	€bn	62.0	63.4

Primary insurance

- **Gross premiums of €4.6bn (4.9bn), reflecting sale of Karlsruher Insurance Group and Nieuwe Hollandse Lloyd Verzekerungsgroep (NHL) in 2005**
- **Combined ratio hardly affected by long winter**
- **Further year-on-year improvement in consolidated result to €138m**

The Munich Re Group's primary insurers, essentially comprising the ERGO Insurance Group, Europäische Reiseversicherung and the Watkins Syndicate, posted a good operating result of €232m (200m) in the first quarter of 2006. The consolidated result of €138m was higher than in the same quarter last year (121m).

Premium development in the individual classes of business was subject to countervailing effects. As a whole, premium fell to €4.6bn (4.9bn). The sale of Karlsruher Versicherungsgesellschaft impacted the result in the life and health segment, where premium income reduced by €246m to €2.9bn (3.1bn). Adjusted to eliminate the effect of the change in the consolidated group, premium income would have grown by 0.2%. The property-casualty segment (including legal expenses insurance) recorded a decrease in premium of 3.5% to €1.7bn (1.8bn), owing to the sale of ERGO's Dutch subsidiary NHL as at 30 June 2005 and the market-wide lowering of premiums in German motor insurance – a market approach with negative implications for profitability. We therefore refrained from writing inadequately priced business, although as our market share in motor insurance is lower than the market average, this trend impacts us to a lesser degree than other players.

Gross premiums by class of insurance Q1 2006


Property-casualty 32% (32%)
Legal expenses 5% (5%)
Life 34% (37%)
Health 29% (26%)

In the first quarter of 2006, gross premiums written by our life insurers totalled €1.6bn – a decline of 16.2%. In Germany, they decreased by 18.2%, owing mainly to the sale of Karlsruher Insurance Group. The reduction of 3.9% in foreign business derives in particular from the figures for Luxembourg, where new business written in 2004 was not accounted for until the first quarter of 2005. New German business in the first three months of 2006 fell by 5.2% overall compared with the same quarter last year, since the value of new business in the first three months of 2005 was positively impacted by some policies taken out at the end of 2004 (when business was very favourable) not being placed to account until the first quarter of 2005. Nevertheless, between January and March 2006 sales were markedly better than in the same period last year, especially in the field of annuity and "Riester" pension products, where we recorded an appreciable increase. New "Riester" business grew substantially both in terms of premium volume and policy numbers, with a total of 35,000 "Riester" policies sold in the first three months of the year. This growth, which was generated by agent and bank sales, was favoured by the third subsidisation stage commencing as at 1 January 2006 and emphasised once again the importance of the latter sales channel for private pension products.

Our premium in health insurance rose by 4.0% in the first quarter of 2006 to €1.32bn (1.27bn), driven by good new business and low lapse rates. Premium adjustments for business in force were significantly lower at the beginning of the year than in the previous year. We further expanded new business with supplementary health insurance, above all in direct insurance, in part as a consequence of the reductions in state health insurance coverage and our successful cooperation with statutory health insurers.

In supplementary health insurance, the number of policyholders compared with the first quarter of 2005 rose by over 15%, whereas in comprehensive private health insurance the figure was up 0.9%. The ongoing political debate about a restructuring of the German health insurance system continues to cause uncertainty among clients, thus curbing the growth that would normally be present in this segment.

As at the end of the first quarter of 2006, Globale Krankenversicherung was merged into DKV, which had acquired it along with Zürich Krankenversicherung in 2004. The two companies have therefore been successfully integrated into DKV as scheduled.

In property-casualty insurance, premium income was down to €1.5bn (1.6bn) in the first three months. In other countries, ERGO's business showed a decrease of 4.2%. Adjusted to eliminate the effects of the NHL sale, premium volume abroad would have risen by 24.8%, largely thanks to good growth in Poland, the Baltic States and Italy. German business shrank by 3.0%, mainly owing to motor insurance, where the persistently keen competition put prices under pressure. Since our market share in this line of business is below the market average, however, we are much less affected by the current situation – and its repercussions for profitability – than other players. Moreover, loss frequency has been falling steadily in recent years, so that more and more of our clients are being assigned to higher no-claims bonus classes – a circumstance which, although gratifying, nevertheless also entails lower premium income. The trend towards falling premiums is likewise present in German industrial property business. The distinct pressure on prices prevailing since the end of 2004 – a consequence of the exceptionally low major loss expenditure in the years 2002 to 2004 – continued in the 2005/2006 renewals, although the incidence of major losses in the market had returned to normal in 2005.
By contrast, premiums in ERGO's personal accident and liability insurance were up somewhat on the previous year, by 1.0% and 1.1% respectively.

ERGO's premium volume in legal expenses insurance showed a year-on-year increase of 2.7%. Whereas gross premiums written fell by 0.9% in Germany, they climbed by 6.7% in other countries, totalling €234m (227m) altogether.

The heavy winter snows did not have any noticeable effect on overall claims development. At a good 97.0% (99.0%), the combined ratio (including legal expenses insurance) was even lower than in the first quarter of 2005, which had benefited from a number of special factors. It was thus better than for the previous business year as a whole.

The investment result fell to €1.1bn compared with €1.5bn in the first quarter of 2005, especially owing to the rise in interest rates, which led to a decline in the value of the derivatives used to hedge against falling interest rates, necessitating a write-down of these investments. Regular investment income, adjusted to take account of the sale of the Karlsruher Insurance Group and NHL, developed favourably but could not offset this negative effect.

Key primary insurance figures

		Q1 2006	Q1 2005*
Gross premiums written	€bn	4.6	4.9
Loss ratio property-casualty	%	60.1	61.9
Expense ratio property-casualty	%	36.3	36.9
Combined ratio property-casualty	%	96.4	98.8
Combined ratio legal expenses insurance	%	98.8	99.6
Combined ratio property-casualty including legal expenses insurance	%	97.0	99.0
Investment result	€m	1,064	1,456
Result before impairment losses of goodwill	€m	232	200
Consolidated result	€m	138	121
Thereof attributable to minority interests	€m	21	14

*Adjusted owing to first-time application of IAS 19 (rev. 2004).

		31.3.2006	31.12.2005
Investments	€bn	106.8	105.9
Net underwriting provisions	€bn	91.7	90.7

Key figures of the ERGO Insurance Group

		Q1 2006	Q1 2005*
Gross premiums written	€bn	4.3	4.3
Loss ratio property-casualty	%	60.1	61.2
Expense ratio property-casualty	%	35.1	35.3
Combined ratio property-casualty	%	95.2	96.5
Combined ratio legal expenses insurance	%	98.8	99.6
Combined ratio property-casualty including legal expenses insurance	%	96.1	97.3
Investment result	€m	1,125	1,354
Result before impairment losses of goodwill	€m	248	148
Consolidated result	€m	145	70
Thereof attributable to minority interests	€m	14	-

*Adjusted owing to first-time application of IAS 19 (rev. 2004).

		31.3.2006	31.12.2005
Investments	€m	101,065	100,193
Equity	€m	4,102	4,117
Net underwriting provisions	€m	92,035	91,133

Asset management

- Stock markets on the up
- Investment result at a high level
- Asset management of ERGO Trust and MEAG merged in real estate business

The stock markets developed pleasingly in the first quarter. Strong inflows of liquidity and several announcements of major acquisitions caused the European equity market to advance by 7.7%, measured in terms of the EURO STOXX 50. This very good performance meant that the EURO STOXX passed 3,870 points in the first quarter, its highest level since 2001, and closed at 3,854 points.

Compared with most of the world's other equity markets, the US stock markets again recorded more restrained price increases. The lead index for US shares, the S&P 500, gained 3.7% in the first quarter, finishing on 1,295 points at the end of March, whereas the Japanese Nikkei 225 registered an increase of 5.9% in the same period.

On the European bond markets, yields for all terms rose in the first quarter of 2006. The European Central Bank (ECB) raised its key interest rates by 25 basis points to 2.50%. Yields on ten-year German government bonds, showing an increase of 47 basis points since January, rose to 3.77%. For the rest of the year, we expect that the ECB will raise interest rates further and that yields will continue their upward trend.

A similar picture is emerging in the USA, which is farther advanced in the interest-rate cycle. The increase in the Federal Funds Rate by 25 basis points to 4.75% caused money market rates and yields on long-term bonds to rise. By the end of March, the yield on ten-year US government bonds was up 45 basis points to 4.85%.

On the foreign currency markets, the exchange rates for the main currencies did not show any significant movement in the first three months. The rate for the US dollar against the euro on 31 March was US$ 1.21, slightly down on its level at the beginning of the year. The Japanese yen traded at ¥142 against the euro at the end of the quarter.

As at 31 March 2006, the Munich Re Group's investments amounted to €176.8bn (177.2bn), representing a slight decrease of 0.2% compared with year-end 2005.

Taking into account off-balance-sheet valuation reserves, the fair value of investments totalled €178.5bn (179.6bn).

Investment mix

	Reinsurance				Primary insurance				Asset management		Total	
	Life and health		Property-casualty		Life and health		Property-casualty					
All figures in €m*	31.3. 2006	31.12. 2005	31.3. 2006	31.12. 2005	31.3. 2006	31.12. 2005	31.3. 2006	31.12. 2005	31.3. 2006	31.12. 2005	31.3. 2006	31.12. 2005
Land and buildings, including buildings on third-party land	609	663	801	759	3,999	4,169	189	179	28	28	5,626	5,798
Investments in affiliated companies	19	18	23	20	34	34	59	101	12	11	147	184
Investments in associates	64	64	185	175	457	451	406	400	40	38	1,152	1,128
Loans	90	74	99	68	24,492	23,192	1,323	1,444	16	17	26,020	24,795
Other securities held to maturity	–	–	–	–	341	432	11	13	–	–	352	445
Other securities available for sale												
– Fixed-interest	16,638	17,478	28,173	27,487	48,159	50,106	3,955	4,010	25	25	96,950	99,106
– Non-fixed-interest	5,380	5,683	7,860	6,912	11,609	10,198	2,112	2,345	8	8	26,969	25,346
Other securities held for trading												
– Fixed-interest	19	13	834	545	32	32	333	310	–	–	1,218	900
– Non-fixed-interest	–	–	4	4	–	–	4	5	–	–	8	9
– Derivatives	102	133	130	151	340	685	7	1	–	–	579	970
Deposits retained on assumed reinsurance	5,590	6,740	7,316	7,610	233	225	6	6	–	–	13,145	14,581
Other investments	329	321	705	539	410	638	288	276	1,343	705	3,075	2,479
Investments for the benefit of life insurance policyholders who bear the investment risk	–	–	–	–	1,554	1,430	–	–	–	–	1,554	1,430
Total	28,840	31,387	46,130	44,270	91,650	91,592	8,693	9,090	1,472	832	176,799	177,171

* After elimination of intra-Group reinsurance across segments.

We have invested over 70% of our Group's assets in fixed-interest investments. Our equity-backing ratio at 31 March, i.e. the proportion of investments in equities and shareholdings, amounted to 15.2% on a book-value basis, without taking hedging transactions into account.

Distribution of investments as at 31.3.2006 (31.12.2005)



Miscellaneous investments 11% (12%)
Shares and equity funds 14% (13%)
Fixed-interest securities 56% (57%)
Real estate 3% (3%)
Participating interests 1% (1%)
Loans 15% (14%)

Whilst the prices of our long-term interest-bearing securities fell owing to the rise in interest rates, the stock market performance had a gratifying effect on the valuation reserves of our non-fixed-interest securities. Net unrealised gains on non-fixed-interest securities available for sale grew by 13.7% to €8.3bn. Given the opposite trend in the balance sheet valuation reserves of our fixed-interest securities, net unrealised gains on securities available for sale decreased overall by 12.2% to €9.6bn between January and March.

Our investment result amounted to €2.1bn (2.5bn) in the first quarter. The reduction is primarily due to a negative contribution from hedging transactions as a consequence of increased share prices and higher interest rates. But we took advantage of the favourable stock market situation to sell shares. As in the previous year, this led to an extremely good result from the disposal of investments, totalling €924m (909m).

At the beginning of the year, we merged the asset management of ERGO Trust with that of MEAG in Munich, thus bundling the Munich Re Group's real estate activities and competence in MEAG. With this step, we intend to selectively expand our real estate business with institutional clients outside the Munich Re Group.

Altogether, MEAG had assets under management of €180.4bn (179.3bn) as at 31 March 2006, €170.1bn (168.7bn) of which derives from the Munich Re Group's own investments.

Assets managed by MEAG for institutional clients outside the Group at the end of the quarter totalled €7.6bn (7.2bn), representing an increase of 5.5%.

The investments managed for private clients at 31 March 2006 amounted to €2.7bn (3.4bn). The change is due to the fact that ERGO Trust's private-client business was not transferred to MEAG in connection with the integration of ERGO Trust into MEAG, but remained with ERGO.

Prospects

- **Satisfying outcome of treaty renewals in reinsurance at 1 April**
- **After sale of Karlsruher Insurance Group, premium volume of between €37bn and €38bn expected**
- **Year-end target of return on risk-adjusted capital (RORAC) of 15% after taxes on income**

There are various reasons why the quarterly results of insurance companies, including Munich Re, are not a suitable indicator for the results of the business year as a whole. Losses from natural catastrophes and other major losses have a disproportionate impact on the result of the reporting period in which they randomly and unforeseeably occur. Late-reported claims for major loss events can also lead to substantial fluctuations in individual quarterly results. Furthermore, gains and losses on the disposal of investments and write-downs of investments do not follow a regular pattern. Consequently, our quarterly figures do not provide more than significant pointers to the result for the year that may be expected.

Reinsurance

Following the very positive outcome of the treaty renewals at 1 January 2006, we again focused on negotiating risk-adequate prices, terms and conditions in the renewals at the beginning of April in Japan, Korea and the USA and with some global clients. After the price increases in loss-affected sectors last year, we generally experienced stable development and a market approach commensurate with the risks. We succeeded in maintaining our risk-adequate prices and even improving them slightly in some cases. We have selectively expanded our market share, so that overall we expect a marginal rise in premium income. In particular, our financial strength and close relationships with clients have enabled us to acquire profitable new business and increase shares in lucrative treaties.

We expect prices, terms and conditions to remain firm in the renewals for parts of our US and Latin American business at 1 July and for the rest of the US business at 1 October. This applies especially to the renewal of a large portion of US natural catastrophe covers at 1 July, given the high losses of the 2005 hurricane season, the more realistic assumptions of the adjusted risk models for the US hurricane regions, and the consequently higher capital requirements for the risk assumed in connection with natural catastrophes.

In life reinsurance, we anticipate that gross premiums written will maintain last year's level or rise slightly in the current business year, but that we will not be able to repeat the strong growth of the previous years. In the health sector, many avenues for profitable future growth are currently opening up. To tap these opportunities in primary insurance and reinsurance, Munich Re and DKV are working together more closely in specific foreign markets.

If claims costs remain within normal bounds and we are not affected by major burdens from earlier underwriting years, our target for 2006 is a combined ratio of below 97%. Altogether, we anticipate a profit for the year in reinsurance of around €2.1–2.3bn.

Barring any exceptional movements in exchange rates, our gross premium income will probably remain stable in 2006 compared with last year, in the range of €22–23bn.

Primary insurance

There should be increased demand for private-provision products in life insurance in 2006, from which annuity insurance in particular could benefit. On top of this, we expect a further rise in the sale of "Riester" and "basic" pension products. All in all, our assumption is that with higher new business the level of gross premiums written will remain more or less constant, whilst total premium income (including the savings premiums of unit-linked life insurance and capitalisation products like Riester pensions) should increase slightly.

With demand for private provision growing, we should be able to expand sales of supplementary health insurances. The ongoing political debate about the reform of the German health system will initially continue to engender uncertainty in the area of comprehensive health cover and curb business growth. Altogether, we expect small increases in premium income in health insurance.

In the property-casualty segment, overall economic development will again fail to provide any strong impulses. In this environment, with only very moderate growth, premium income should tend to stay at the same level, given that we intend to stick closely to our profit-oriented underwriting policy. In legal expenses insurance, we see good medium-term opportunities in the field of legal advice, which is increasingly being offered as a supplement to purely financial coverage. Premium income should rise somewhat, mainly due to growth abroad.

Overall, we assume that gross premiums written in primary insurance for the year 2006 will total between €16.5bn and €17.0bn, thus remaining fairly stable when adjusted for the sale of the Karlsruher Insurance Group. With another combined ratio of below 95%, we aim to achieve a profit for the year in the range of €600m to €700m.

Munich Re Group
We project that the Munich Re Group will record total gross consolidated premium income of between €37bn and €38bn in 2006, i.e. about the same level as last year after taking into account the sale of the Karlsruher Insurance Group. The expectation for our investments is a return of 4.5% on their average market value.

Our objective is appropriate profitability of the capital employed: with our consolidated result, we aim to earn a return on risk-adjusted capital (RORAC) of 15%. On the basis of our risk-based capital at the beginning of the year and our capitalisation at 31 December 2005, this corresponds to a consolidated profit for the year of between €2.6bn and €2.8bn, an ambitious but attainable target given normal parameters, as experienced in the first quarter of 2006.

Munich, May 2006
The Board of Management

Consolidated balance sheet as at 31 March 2006

Assets	€m	€m	€m	31.12.2005* €m	€m	Change %
A. Intangible assets						
I. Goodwill		3,233		3,264	-31	-0.9
II. Other intangible assets		1,029		1,036	-7	-0.7
			4,262	4,300	-38	-0.9
B. Investments						
I. Land and buildings, including buildings on third-party land		5,626		5,798	-172	-3.0
II. Investments in affiliated companies and associates		1,299		1,312	-13	-1.0
III. Loans		26,020		24,795	1,225	4.9
IV. Other securities						
1. Held to maturity	352			445	-93	-20.9
2. Available for sale	123,919			124,452	-533	-0.4
3. Held for trading	1,805			1,879	-74	-3.9
		126,076		126,776	-700	-0.6
V. Deposits retained on assumed reinsurance		13,145		14,581	-1,436	-9.8
VI. Other investments		3,075		2,479	596	24.0
			175,241	175,741	-500	-0.3
C. Investments for the benefit of life insurance policyholders who bear the investment risk			1,554	1,430	124	8.7
D. Ceded share of underwriting provisions			7,146	7,980	-834	-10.5
E. Receivables			8,404	9,648	-1,244	-12.9
F. Cash with banks, cheques and cash in hand			2,165	2,337	-172	-7.4
G. Deferred acquisition costs						
– Gross		8,424		8,222	202	2.5
– Ceded share		95		98	-3	-3.1
– Net			8,329	8,124	205	2.5
H. Deferred tax			5,895	5,213	682	13.1
I. Other assets			3,618	3,964	-346	-8.7
Total assets			**216,614**	218,737	-2,123	-1.0

*Adjusted owing to first-time application of IAS 19 (rev. 2004). Details can be found in the notes on recognition and measurement.

Equity and liabilities	€m	€m	31.12.2005* €m	€m	Change %
A. Equity					
I. Issued capital and capital reserve	7,388		7,388	–	–
II. Retained earnings	10,485		7,777	2,708	34.8
III. Other reserves	5,826		6,100	–274	–4.5
IV. Consolidated result attributable to Munich Re equity holders	959		2,679	–1,720	–64.2
V. Minority interests	401		453	–52	–11.5
		25,059	24,397	662	2.7
B. Subordinated liabilities		3,402	3,408	–6	–0.2
C. Gross underwriting provisions					
I. Unearned premiums	6,879		6,153	726	11.8
II. Provision for future policy benefits	93,823		94,445	–622	–0.7
III. Provision for outstanding claims	48,528		49,380	–852	–1.7
IV. Other underwriting provisions	9,863		10,534	–671	–6.4
		159,093	160,512	–1,419	–0.9
D. Gross underwriting provisions for life insurance policies where the investment risk is borne by the policyholders		1,700	1,516	184	12.1
E. Other accrued liabilities		5,094	4,926	168	3.4
F. Liabilities					
I. Notes and debentures	1,054		1,097	–43	–3.9
II. Deposits retained on ceded business	2,380		3,392	–1,012	–29.8
III. Other liabilities	11,308		12,288	–980	–8.0
		14,742	16,777	–2,035	–12.1
G. Deferred tax liabilities		7,524	7,201	323	4.5
Total equity and liabilities		**216,614**	**218,737**	**–2,123**	**–1.0**

*Adjusted owing to first-time application of IAS 19 (rev. 2004).

Consolidated income statement for the period 1 January to 31 March 2006

Items	Q1 2006 €m	Q1 2006 €m	Q1 2006 €m	Q1 2005* €m	€m	Change %
Gross premiums written	10,036			10,160	–124	–1.2
1. Earned premiums – Gross – Ceded – Net	 9,323 445	 8,878		 9,270 453 8,817	 53 –8 61	 0.6 –1.8 0.7
2. Investment result Thereof: – Income from associates		2,110 13		2,457 64	–347 –51	–14.1 –79.7
3. Other income		431		318	113	35.5
Total income (1–3)			11,419	11,592	–173	–1.5
4. Net expenses for claims and benefits – Gross – Ceded share – Net	 7,715 333	 7,382		 8,182 369 7,813	 –467 –36 –431	 –5.7 –9.8 –5.5
5. Operating expenses – Gross – Ceded share – Net	 2,221 128	 2,093		 2,352 98 2,254	 –131 30 –161	 –5.6 30.6 –7.1
6. Other expenses		473		388	85	21.9
Total expenses (4–6)			9,948	10,455	–507	–4.8
7. Result before impairment losses of goodwill			1,471	1,137	334	29.4
8. Impairment losses of goodwill			–	–	–	–
9. Operating result			1,471	1,137	334	29.4
10. Finance costs			86	103	–17	–16.5
11. Taxes on income			406	343	63	18.4
12. Consolidated result Thereof: – Attributable to Munich Re equity holders – Attributable to minority interests			979 959 20	691 679 12	288 280 8	41.7 41.2 66.7
			€	€	€	%
Earnings per share			4.20	2.97	1.23	41.4

*Adjusted owing to first-time application of IAS 19 (rev. 2004).

Consolidated income statement (quarterly breakdown)

Items	Q1 2006 €m	Q4 2005[1] €m	Q3 2005[1,2] €m	Q2 2005[1] €m	Q1 2005[1] €m
Gross premiums written	**10,036**	9,574	9,245	9,220	10,160
1. Earned premiums					
– Gross	**9,323**	9,999	9,434	9,548	9,270
– Ceded	**445**	593	500	495	453
– Net	**8,878**	9,406	8,934	9,053	8,817
2. Investment result	**2,110**	2,766	3,078	2,517	2,457
Thereof:					
– Income from associates	**13**	971	–	96	64
3. Other income	**431**	355	316	476	318
Total income (1–3)	**11,419**	12,527	12,328	12,048	11,592
4. Net expenses for claims and benefits					
– Gross	**7,715**	8,946	9,981	8,451	8,182
– Ceded share	**333**	716	823	300	369
– Net	**7,382**	8,230	9,158	8,151	7,813
5. Operating expenses					
– Gross	**2,221**	2,575	2,300	2,382	2,352
– Ceded share	**128**	85	158	103	98
– Net	**2,093**	2,490	2,142	2,279	2,254
6. Other expenses	**473**	552	372	514	388
Total expenses (4–6)	**9,948**	11,272	11,672	10,944	10,455
7. Result before impairment losses of goodwill	**1,471**	1,256	656	1,102	1,137
8. Impairment losses of goodwill	**–**	3	–	4	–
9. Operating result	**1,471**	1,252	656	1,098	1,137
10. Finance costs	**86**	88	86	101	103
11. Taxes on income	**406**	–197	56	812	343
12. Consolidated result	**979**	1,361	514	185	691
Thereof:					
– Attributable to Munich Re equity holders	**959**	1,339	494	167	679
– Attributable to minority interests	**20**	22	20	18	12
	€	€	€	€	€
Earnings per share	**4.20**	5.87	2.17	0.73	2.97

[1]Adjusted owing to first-time application of IAS 19 (rev. 2004).
[2]Adjusted owing to first-time application of IAS 1 (rev. 2003) in the business year 2005. Details can be found in the notes on recognition and measurement in our Group Annual Report 2005.

Group statement of changes in equity

	Equity attributable to Munich Re equity holders								Minority interests[2]	Total equity
	Issued capital	Capital reserve	Retained earnings		Other reserves			Consolidated result		
All figures in €m			Retained earnings before deduction of own shares	Own shares held	Unrealised gains and losses	Reserve from currency translation	Valuation result from cash flow hedges			
Status at 31.12.2005[1]	**588**	**6,800**	**7,878**	**–201**	**6,128**	**–34**	**6**	**2,679**	**453**	**24,397**
Currency translation	–	–	–	–	–	–151	–	–	–	–151
Allocation to retained earnings	–	–	2,679	–	–	–	–	–2,679	–	–
Change in consolidated group	–	–	13	–	–	–	–	–	–56	–43
Change resulting from valuation at equity	–	–	–	–	6	–	–	–	–	6
Unrealised gains and losses on investments	–	–	–	–	–126	–	–	–	–11	–137
Consolidated result	–	–	–	–	–	–	–	959	20	979
Changes from cash flow hedges	–	–	–	–	–	–	–3	–	–	–3
Other changes	–	–	16	–	–	–	–	–	–5	11
Status at 31.3.2006	**588**	**6,800**	**10,586**	**–201**	**6,008**	**–185**	**3**	**959**	**401**	**25,059**

[1]Adjusted owing to first-time application of IAS 19 (rev. 2004).
[2]Adjusted owing to first-time application of IAS 1 (rev. 2003) in the business year 2005. Details can be found in the notes on recognition and measurement in our Group Annual Report 2005.

Group statement of changes in equity

All figures in €m	Issued capital	Capital reserve	Retained earnings: Retained earnings before deduction of own shares	Retained earnings: Own shares held	Other reserves: Unrealised gains and losses	Other reserves: Reserve from currency translation	Other reserves: Valuation result from cash flow hedges	Consolidated result	Minority interests[2]	Total equity
	Equity attributable to Munich Re equity holders									
Status at 31.12.2004	588	6,800	7,031	–158	4,621	–674	10	1,833	441	20,492
Currency translation	–	–	–	–	–	178	–	–	1	179
Allocation to retained earnings	–	–	1,833	–	–	–	–	–1,833	–	–
Change resulting from valuation at equity	–	–	18	–	49	–	–	–	1	68
Unrealised gains and losses on investments	–	–	–	–	–231	–	–	–	–4	–235
Consolidated result	–	–	–	–	–	–	–	679	12	691
Other changes	–	–	–79	–	–	–3	–	–	–29	–111
Status at 31.3.2005[1]	588	6,800	8,803	–158	4,439	–496	10	679	422	21,084

[1] Adjusted owing to first-time application of IAS 19 (rev. 2004).
[2] Adjusted owing to first-time application of IAS 1 (rev. 2003) in the business year 2005. Details can be found in the notes on recognition and measurement in our Group Annual Report 2005.

Consolidated cash flow statement for the period 1 January to 31 March 2006

	Q1 2006 €m	Q1 2005* €m
Consolidated result	979	691
Net change in underwriting provisions	415	3,524
Change in deferred acquisition costs	–216	–168
Change in deposits retained and accounts receivable and payable	351	–606
Change in other receivables and liabilities	688	–133
Gains and losses on the disposal of investments	–924	–909
Change in securities held for trading	–428	–125
Change in other balance sheet items	455	272
Other income/expenses without impact on cash flow	735	82
I. Cash flows from operating activities	2,055	2,428
Inflows from the sale of consolidated companies	10	–
Outflows from the acquisition of consolidated companies	–	23
Change from the acquisition, sale and maturities of other investments	–1,871	–953
Change from the acquisition and sale of investments for unit-linked life insurance	–78	–77
Other	41	–614
II. Cash flows from investing activities	–1,898	–1,667
Inflows from increases in capital	–	–
Dividend payments	–	1
Change from other financing activities	–224	–164
III. Cash flows from financing activities	–224	–165
Cash flows for the business year (I+II+III)	–167	596
Effects of exchange rate changes on cash	–5	5
Cash at the beginning of the business year	2,337	2,027
Cash at the end of the business year	2,165	2,628
Additional information		
Income tax paid (net)	226	87
Interest paid	19	41

*Adjusted owing to first-time application of IAS 19 (rev. 2004).

Segment reporting

Assets	Reinsurance			
	Life and health		Property-casualty	
	31.3.2006 €m	31.12.2005* €m	31.3.2006 €m	31.12.2005* €m
A. Intangible assets	**290**	287	**1,327**	1,374
B. Investments				
I. Land and buildings, including buildings on third-party land	**609**	663	**801**	759
II. Investments in affiliated companies and associates	**2,652**	2,910	**3,416**	3,238
III. Loans	**96**	310	**105**	323
IV. Other securities				
1. Held to maturity	**–**	–	**–**	–
2. Available for sale	**22,018**	23,361	**36,033**	34,399
3. Held for trading	**121**	146	**968**	700
	22,139	23,507	**37,001**	35,099
V. Deposits retained on assumed reinsurance	**7,763**	9,083	**10,058**	10,205
VI. Other investments	**387**	321	**778**	539
	33,646	36,800	**52,159**	50,163
C. Investments for the benefit of life insurance policyholders who bear the investment risk	**–**	–	**–**	–
D. Ceded share of underwriting provisions	**1,079**	1,647	**4,017**	4,077
E. Other segment assets	**6,076**	6,177	**9,287**	10,426
Total segment assets	**41,091**	**44,891**	**66,790**	**66,040**

*Adjusted owing to first-time application of IAS 19 (rev. 2004).

	Primary insurance				Asset management		Consolidation		Total	
	Life and health		Property-casualty							
	31.3.2006 €m	31.12.2005* €m	31.3.2006 €m	31.12.2005* €m	31.3.2006 €m	31.12.2005* €m	31.3.2006 €m	31.12.2005* €m	31.3.2006 €m	31.12.2005* €m
	1,742	1,748	920	929	6	6	–23	–24	4,262	4,300
	4,000	4,170	189	179	28	28	–1	–1	5,626	5,798
	981	994	3,434	3,506	97	95	–9,281	–9,431	1,299	1,312
	26,106	24,808	1,392	1,514	146	151	–1,825	–2,311	26,020	24,795
	341	432	11	13	–	–	–	–	352	445
	59,768	60,304	6,113	6,385	13	33	–26	–30	123,919	124,452
	372	717	344	316	–	–	–	–	1,805	1,879
	60,481	61,453	6,468	6,714	13	33	–26	–30	126,076	126,778
	237	229	18	18	–	–	–4,931	–4,960	13,145	14,581
	593	638	1,299	276	1,343	705	–1,325	–	3,075	2,479
	92,398	92,292	12,800	12,207	1,627	1,012	–17,389	–16,733	175,241	175,741
	1,554	1,430	–	–	–	–	–	–	1,554	1,430
	8,459	6,817	1,914	1,701	–	–	–6,323	–6,262	7,148	7,980
	10,953	11,097	3,717	3,900	202	203	–1,824	–2,607	28,411	20,286
	113,105	113,384	19,351	18,827	1,835	1,221	–25,569	–25,626	216,614	218,737

Segment reporting

Equity and liabilities	Reinsurance			
	Life and health		Property-casualty	
	31.3.2006 €m	31.12.2005* €m	31.3.2006 €m	31.12.2005* €m
A. Subordinated liabilities	1,339	1,453	1,670	1,551
B. Gross underwriting provisions				
I. Unearned premiums	143	209	5,105	4,855
II. Provision for future policy benefits	17,194	18,675	704	702
III. Provision for outstanding claims	5,554	5,493	37,199	38,080
IV. Other underwriting provisions	902	888	295	190
	23,793	25,265	43,303	43,837
C. Gross underwriting provisions for life insurance policies where the investment risk is borne by the policyholders	–	–	–	–
D. Other accrued liabilities	790	739	1,539	1,458
E. Other segment liabilities	3,477	3,807	7,252	8,397
Total segment liabilities	29,399	31,264	53,764	55,253

*Adjusted owing to first-time application of IAS 19 (rev. 2004).

	Life and health		Primary insurance Property-casualty		Asset management		Consolidation		Total	
	31.3.2006 €m	31.12.2005* €m	31.3.2006 €m	31.12.2005* €m	31.3.2006 €m	31.12.2005* €m	31.3.2006 €m	31.12.2005* €m	31.3.2006 €m	31.12.2005* €m
	22	19	403	404	–	–	–32	–29	3,402	3,408
	143	86	1,838	1,221	–	–	–350	–228	6,879	6,153
	80,469	79,647	237	224	–	–	–4,781	–4,803	93,823	94,445
	1,920	1,993	4,788	4,765	–	–	–933	–851	48,528	40,380
	8,875	9,669	105	104	–	–	–314	–317	9,863	10,534
	91,407	91,395	6,968	6,314	–	–	–6,378	–6,299	159,093	160,512
	1,700	1,516	–	–	–	–	–	–	1,700	1,516
	1,214	1,195	1,577	1,547	51	66	–77	–79	5,094	4,926
	14,460	14,698	5,345	5,319	1,614	1,035	–9,882	–9,278	22,266	23,978
	109,403	108,823	14,293	13,584	1,665	1,101	–16,163	–15,685	191,555	194,340
							Equity		25,059	24,397
							Total equity and liabilities		216,614	218,737

Segment reporting

Income statement 1.1–31.3.2006	Reinsurance			
	Life and health		Property-casualty	
	Q1 2006 €m	Q1 2005* €m	Q1 2006 €m	Q1 2005* €m
Gross premiums written	1,945	1,924	4,045	3,917
Thereof:				
– From insurance transactions with other segments	186	247	335	310
– From insurance transactions with external third parties	1,759	1,677	3,710	3,607
1. Earned premiums				
– Gross	2,009	1,912	3,720	3,537
– Ceded	121	97	250	245
– Net	1,888	1,815	3,470	3,292
2. Investment result	389	430	666	584
Thereof:				
– Income from associates	2	2	8	29
3. Other income	72	53	147	99
Total income (1–3)	2,349	2,298	4,283	3,975
4. Net expenses for claims and benefits				
– Gross	1,569	1,655	2,408	2,356
– Ceded share	103	122	160	128
– Net	1,466	1,533	2,248	2,236
5. Operating expenses				
– Gross	549	476	1,020	995
– Ceded share	35	–2	82	89
– Net	514	478	938	906
6. Other expenses	72	58	160	115
Total expenses (4–6)	2,052	2,069	3,346	3,259
7. Result before impairment losses of goodwill	297	229	937	716
8. Impairment losses of goodwill	–	–	–	–
9. Operating result	297	229	937	716
10. Finance costs	22	27	48	55
11. Taxes on income	93	70	230	189
12. Consolidated result	182	132	659	472
Thereof:				
Attributable to Munich Re equity holders	182	132	659	472
Attributable to minority interests	–	–	–	–

*Adjusted owing to first-time application of IAS 19 (rev. 2004).

	Life and health		Primary insurance Property-casualty		Asset management		Consolidation		Total	
	Q1 2006 €m	Q1 2005* €m	Q1 2006 €m	Q1 2005* €m	Q1 2006 €m	Q1 2005* €m	Q1 2006 €m	Q1 2005* €m	Q1 2006 €m	Q1 2005* €m
	2,856	3,102	1,718	1,780	–	–	–528	–563	10,036	10,160
	1	1	6	5	–	–	–528	–563	–	–
	2,855	3,101	1,712	1,775	–	–	–	–	10,036	10,160
	2,799	3,055	1,198	1,244	–	–	–403	–478	9,323	9,270
	224	294	253	295	–	–	–403	–478	445	453
	2,575	2,761	945	949	–	–	–	–	8,878	8,817
	864	1,315	200	141	17	13	–26	–26	2,110	2,457
	–4	30	4	2	3	1	–	–	13	64
	208	201	169	181	88	62	–253	–278	431	318
	3,647	4,277	1,314	1,271	105	75	–279	–304	11,419	11,592
	3,274	3,753	734	776	–	–	–270	–368	7,715	8,182
	193	305	151	181	–	–	–274	–367	333	369
	3,081	3,448	583	595	–	–	4	–1	7,382	7,813
	355	563	414	437	–	–	–117	–119	2,221	2,352
	63	55	64	78	–	–	–116	–122	128	98
	292	508	350	359	–	–	–1	3	2,093	2,254
	216	223	207	215	84	58	–266	–281	473	388
	3,589	4,179	1,140	1,169	84	58	–263	–279	9,948	10,455
	58	98	174	102	21	17	–16	–25	1,471	1,137
	–	–	–	–	–	–	–	–	–	–
	58	98	174	102	21	17	–16	–25	1,471	1,137
	1	1	14	20	1	1	–	–1	86	103
	55	41	24	17	6	7	–2	19	406	343
	2	56	136	65	14	9	–14	–43	979	691
	–3	50	120	67	14	10	–13	–42	959	679
	5	6	16	8	–	–1	–1	–1	20	12

Segment reporting

Investments*	Reinsurance		Primary insurance		Asset management		Total	
	31.3.2006 €m	31.12.2005 €m	31.3.2006 €m	31.12.2005 €m	31.3.2006 €m	31.12.2005 €m	31.3.2006 €m	31.12.2005 €m
Europe	43,494	43,942	97,447	97,902	1,387	804	142,328	142,648
North America	26,748	27,360	1,563	1,426	80	23	28,391	26,609
Asia and Australasia	3,198	2,776	1,044	1,024	5	5	4,247	3,805
Africa, Near and Middle East	756	753	176	81	–	–	932	834
Latin America	774	826	123	249	–	–	897	1,075
Total	74,970	75,657	100,353	100,682	1,472	832	176,795	177,171

*After elimination of intra-Group transactions across segments.

Gross premiums written*	Reinsurance		Primary insurance		Total	
	Q1 2006 €m	Q1 2005 €m	Q1 2006 €m	Q1 2005 €m	Q1 2006 €m	Q1 2005 €m
Europe	2,779	2,861	4,470	4,826	7,249	7,687
North America	1,735	1,633	52	16	1,787	1,649
Asia and Australasia	529	501	27	14	556	515
Africa, Near and Middle East	183	167	16	18	199	185
Latin America	243	122	2	2	245	124
Total	5,469	5,284	4,567	4,876	10,036	10,160

*After elimination of intra-Group transactions across segments.

Notes

Recognition and measurement

This quarterly report as at 31 March 2006 *has been prepared* in accordance with International Financial Reporting Standards (IFRSs) as applicable in the European Union. *We have complied with all new and amended* IFRSs whose application is compulsory for the first time for periods beginning on 1 January 2006. Otherwise, the same principles of recognition, measurement and consolidation have been applied as in our consolidated financial statements as at 31 December 2005. In accordance with IAS 34.41, greater use is made of estimation methods and planning *data in preparing our quarterly figures than* in our annual financial reporting.

The following effects from the first-time application of new or amended IFRSs are of significance:

IAS 19, Employee Benefits, was amended in December *2004 and now provides the option of recognising actuarial* gains and losses from defined benefit plans directly in equity, outside profit or loss. We are taking advantage of this option as from 1 January 2006. Hitherto, actuarial gains or losses were recognised as income or expense if at the end of the previous reporting period they exceeded the greater of 10% of the present value of the vested benefits or 10% of the fair value of the plan assets (corridor method).

In accordance with IAS 8 and the transitional provisions, the figures for the previous year have been adjusted retrospectively, without impact on profit or loss. This has the following effects on the consolidated balance sheet as at 31 December 2005:

Assets All figures in €m	31.12.2005 as originally recognised	Effect from IAS 19 (rev. 2004)	31.12.2005
E. Receivables	9,707	−59	9,648
H. Deferred tax	5,056	157	5,213
Total assets	**218,639**	**98**	**218,737**

Equity and liabilities All figures in €m	31.12.2005 as originally recognised	Effect from IAS 19 (rev. 2004)	31.12.2005
A. Equity			
II. Retained earnings	8,021	−244	7,777
III. Other reserves	6,110	−10	6,100
IV. Consolidated result attributable to Munich Re equity holders	2,671	8	2,679
V. Minority interests	463	−10	453
C. Gross underwriting provisions			
IV. Other underwriting provisions	10,551	−17	10,534
E. *Other accrued liabilities*	4,555	371	4,926
Total equity and liabilities	**218,639**	**98**	**218,737**

The effects on the consolidated income statement for the business year 2005 are as follows:

Items All figures in €m	2005 as originally recognised	Effect from IAS 19 (rev. 2004)	2005
4. Expenses for claims and benefits			
– Gross	35,559	1	35,560
– Ceded share	2,208		2,208
– *Net*	33,351	1	33,352
5. Operating expenses			
– Gross	9,611	−2	9,609
– Ceded share	444		444
– Net	9,167	−2	9,165
6. Other expenses	1,838	−12	1,826
Total expenses (4–6)	44,356	−13	44,343
7. Result before impairment losses of goodwill	**4,137**	**13**	**4,150**
9. Operating result	4,130	13	4,143
11. Taxes on income	1,009	5	1,014
12. Consolidated result	**2,743**	**8**	**2,751**
Thereof:			
– Attributable to Munich Re equity holders	2,671	8	2,679
– Attributable to minority interests	72	–	72

Owing to a change in preparing the IFRS figures of the consolidated special funds, retained earnings were reduced *in a one-off adjustment by €24m.*

Changes in the consolidated group

In December 2005, ERGO Versicherungsgruppe AG signed agreements with GFKL Financial Services AG under which the latter would acquire its majority stake in the ADA-HAS Group, an IT systems specialist. The governing bodies and cartel authorities have given the *formal approvals still outstanding* when the agreements were signed, so that the sale was completed in the first quarter of 2006. There were no other significant changes in the group of consolidated companies in the first three months of 2006.

Foreign currency translation

Munich Re's presentation currency is the euro (€). The following table shows the exchange rates of the most important currencies for our business:

Currency translation rate Rate for €1	Balance sheet 31.3.2006	Balance sheet 31.12.2005	Income statement Q1 2006	Income statement Q1 2005
Australian dollar	**1.69715**	1.60800	**1.62793**	1.63700
Canadian dollar	**1.41175**	1.37790	**1.38917**	1.60773
Pound sterling	**0.69770**	0.68710	**0.68640**	0.69373
Rand	**7.45995**	7.49125	**7.40214**	7.87516
Swiss franc	**1.58145**	1.55460	**1.55929**	1.54902
US dollar	**1.21015**	1.17955	**1.20220**	1.31156
Yen	**142.7860**	139.2220	**140.5450**	137.0570

Intangible assets

All figures in €m	31.3.2006	31.12.2005
I. Goodwill	3,233	3,264
II. Other intangible assets	1,029	1,036
– Software	386	393
– Purchased insurance portfolios	579	577
– Other	64	66
Total	4,262	4,300

Other securities – Available for sale

	Carrying amounts		*Unrealised gains/losses*		*Amortised cost*	
All figures in €m	31.3.2006	31.12.2005	31.3.2006	31.12.2005	31.3.2006	31.12.2005
Fixed-interest securities	96,950	99,106	1,310	3,652	95,640	95,454
Non-fixed-interest securities						
– Shares	24,361	22,523	7,874	6,874	16,487	15,649
– *Investment funds*	1,964	1,911	416	336	1,548	1,575
– Others	644	912	31	111	613	801
	26,969	25,346	8,321	7,321	18,648	18,025
Total	123,919	124,452	9,631	10,973	114,288	113,479

Minority interests

These are mainly minority interests in the ERGO Insurance Group.

All figures in €m	31.3.2006	31.12.2005*
Unrealised gains and losses	73	85
Consolidated result	11	75
Other equity	317	293
Total	401	453

*Adjusted owing to first-time application of IAS 19 (rev. 2004) and the first-time application of IAS 1 (rev. 2003) in the business year 2005.

Subordinated liabilities

All figures in €m	31.3.2006	31.12.2005
Munich Re Finance B.V., Amsterdam 6.75%, €3,000m, Bonds 2003/2023 S&P rating: A–	2,976	2,975
Munich Re Finance B.V., Amsterdam 7.625%, £300m, Bonds 2003/2028 S&P rating: A–	426	433
Total	3,402	3,408

Notes and debentures

All figures in €m	31.3.2006	31.12.2005
American Re Corporation, Princeton 7.45%, US$ 500m, Senior Notes 1996/2026 Rating S&P: BBB+	412	423
ERGO International AG, Düsseldorf *2.25%, €345m, Bonds Exchangeable into E.ON AG Shares 2001/2006* 0.75%, €345m, Bonds Exchangeable into Sanofi-Aventis S.A. Shares 2001/2006 Rating S&P: A–	642	674
Total	1,054	1,097

Premiums

	Reinsurance				Primary insurance				Total	
	Life and health		Property-casualty		Life and health		Property-casualty			
All figures in €m*	Q1 2006	Q1 2005	Q1 2006	Q1 2005	Q1 2006	Q1 2005	Q1 2006	Q1 2005	Q1 2006	Q1 2005
Gross premiums written	1,759	1,677	3,710	3,607	2,855	3,101	1,712	1,775	10,036	10,160
Change in unearned premiums										
– Gross	–61	8	198	298	57	46	519	538	713	890
Gross earned premiums	1,820	1,669	3,512	3,309	2,798	3,055	1,193	1,237	9,323	9,270
Ceded premiums written	118	95	230	277	32	49	159	93	539	514
Change in unearned premiums										
– Ceded share	–3	–2	–19	32	–	1	116	30	94	61
Earned premiums – Ceded	121	97	249	245	32	48	43	63	445	453
Net earned premiums	1,699	1,572	3,263	3,064	2,766	3,007	1,150	1,174	8,878	8,817

*After elimination of intra-Group transactions across segments.

Investment result by type of investment and segment

	Reinsurance				Primary insurance				Asset management		Total	
	Life and health		Property-casualty		Life and health		Property-casualty					
All figures in €m*	Q1 2006	Q1 2005	Q1 2006	Q1 2005	Q1 2006	Q1 2005	Q1 2006	Q1 2005	Q1 2006	Q1 2005	Q1 2006	Q1 2005
Land and buildings, including buildings on third-party land	4	4	23	17	87	73	4	–1	2	–	120	93
Investments in affiliated companies	–	–	–1	1	–7	4	20	–	–	–	12	5
Investments in associates	1	2	8	29	–3	30	4	2	3	1	13	64
Loans	–	1	1	1	260	344	15	9	–	–	276	355
Other securities held to maturity	–	–	–	–	5	8	–	–	–	–	5	8
Other securities available for sale												
– Fixed-interest	160	233	322	265	500	725	44	63	–	–	1,026	1,286
– Non-fixed-interest	95	55	386	185	434	299	103	50	–	–	1,018	589
Other securities held for trading												
– Fixed-interest	–	–	4	–	–	1	3	1	–	–	7	2
– Non-fixed-interest	–	–	–	–	–	–	–	–	–	–	–	–
– Derivatives	–22	5	–88	17	–328	–27	–	1	–	–	–438	–4
Deposits retained on assumed and ceded reinsurance, and other investments	120	141	29	20	–28	–31	–	3	11	11	132	144
Investments for the benefit of life insurance policyholders who bear the investment risk	–	–	–	–	47	28	–	–	–	–	47	28
Expenses for the management of investments, other expenses	8	14	35	18	59	75	6	6	–	–	108	113
Total	350	427	649	517	908	1,379	187	122	16	12	2,110	2,457

*After elimination of intra-Group transactions across segments.

Investment income and expenses by segment

	Reinsurance				Primary insurance				Asset management		Total	
	Life and health		Property-casualty		Life and health		Property-casualty					
All figures in €m*	Q1 2006	Q1 2005	Q1 2006	Q1 2005	Q1 2006	Q1 2005	Q1 2006	Q1 2005	Q1 2006	Q1 2005	Q1 2006	Q1 2005
Investment income												
Regular income	293	365	417	309	950	1,026	94	75	16	14	1,770	1,789
Income from write-ups	4	8	19	31	15	12	1	1	–	–	39	52
Gains on the disposal of investments	113	84	478	287	453	588	117	69	2	–	1,163	1,028
Other income	–	–	–	–	57	32	–	–	–	–	57	32
	410	457	914	627	1,475	1,658	212	145	18	14	3,029	2,901
Investment expenses												
Write-downs of investments	20	10	97	40	391	90	3	10	–	–	511	150
Losses on the disposal of investments	31	10	126	32	68	71	14	6	–	–	239	119
Management expenses, interest charges and other expenses	9	10	42	38	108	118	8	7	2	2	169	175
	60	30	265	110	567	279	25	23	2	2	919	444
Total	350	427	649	517	908	1,379	187	122	16	12	2,110	2,457

*After elimination of intra-Group transactions across segments.

Net expenses for claims and benefits

	Reinsurance				Primary insurance				Total	
	Life and health		Property-casualty		Life and health		Property-casualty			
All figures in €m*	Q1 2006	Q1 2005	Q1 2006	Q1 2005	Q1 2006	Q1 2005	Q1 2006	Q1 2005	Q1 2006	Q1 2005
Gross expenses for claims and benefits	1,406	1,402	2,299	2,259	3,278	3,753	732	768	7,715	6,182
Ceded share of expenses for claims and benefits	104	122	160	129	30	48	39	70	333	369
Net expenses for claims and benefits	1,302	1,280	2,139	2,130	3,248	3,705	693	698	7,382	7,813

*After elimination of intra-Group transactions across segments.

Operating expenses

	Reinsurance				Primary insurance				Total	
	Life and health		Property-casualty		Life and health		Property-casualty			
All figures in €m[1]	Q1 2006	Q1 2005[2]	Q1 2006	Q1 2005[2]	Q1 2006	Q1 2005[2]	Q1 2006	Q1 2005[2]	Q1 2006	Q1 2005[2]
Acquisition costs	–8	–35	–66	–52	233	410	227	247	386	570
Management expenses	62	56	176	178	113	125	182	187	533	546
Amortisation of PVFP	–	1	–	–	5	24	–	–	5	25
Reinsurance commission and profit commission	451	407	838	794	5	5	3	5	1,297	1,211
Gross operating expenses	**505**	**429**	**948**	**920**	**356**	**564**	**412**	**439**	**2,221**	**2,352**
Ceded share of acquisition costs	–15	–3	–1	–3	29	3	–7	–4	6	–7
Commission received on ceded business	50	1	83	92	–12	3	1	9	122	105
Operating expenses – Ceded share	**35**	**–2**	**82**	**89**	**17**	**6**	**–6**	**5**	**128**	**98**
Net operating expenses	**470**	**431**	**866**	**831**	**339**	**558**	**418**	**434**	**2,093**	**2,254**

[1] After elimination of intra-Group transactions across segments.
[2] Adjusted owing to first-time application of IAS 19 (rev. 2004).

Number of staff

The number of staff employed by the Group as at 31 March 2006 totalled 25,796 (27,063) in Germany and 10,887 (10,890) in other countries.

	31.3.2006	31.12.2005
Reinsurance companies	6,774	6,798
Primary insurance companies	29,193	30,465
Asset management	716	690
Total	**36,683**	**37,953**

Contingent liabilities, other financial commitments

In comparison with the situation at 31 December 2005, there have been no material changes in financial commitments of significance for the assessment of the Group's financial position. No contingent liabilities have been entered into for the benefit of Board members.

Earnings per share

The earnings per share figure is calculated by dividing the consolidated result for the reporting period by the weighted average number of shares.

		Q1 2006	Q1 2005*
Consolidated result attributable to Munich Re equity holders	€m	959	679
Weighted average number of shares		228,007,663	228,519,407
Earnings per share	€	**4.20**	**2.97**

*Adjusted owing to first-time application of IAS 19 (rev. 2004).

Important dates

3 August 2006	Interim report at 30 June 2006
3 August 2006	Half-year press conference
7 November 2006	Interim report at 30 September 2006
19 March 2007	Balance sheet meeting of the Supervisory Board
20 March 2007	Annual report for the business year 2006
20 March 2007	Balance sheet press conference
21 March 2007	Analysts' conference
26 April 2007	Annual General Meeting
8 May 2007	Interim report at 31 March 2007
7 August 2007	Interim report at 30 June 2007
6 November 2007	Interim report at 30 September 2007

The official German original of this quarterly report is also available from the Company. In addition, you will find copies of our annual reports and interim reports, along with further current information about Munich Re and its shares, on our internet website (http://www.munichre.com).

Service for investors and analysts
If you have general questions on Munich Re shares, please use our shareholder hotline:
Tel.: (0 18 02) 22 62 10
E-mail: shareholder@munichre.com

If you are an institutional investor or analyst, please contact our investor relations team:
Tel.: +49 (89) 38 91-39 01
Fax: +49 (89) 38 91-98 88
E-mail: investorrelations@munichre.com

Service for media
Journalists receive information from our Press Division:
Tel.: +49 (89) 38 91-25 04
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E-mail: presse@munichre.com

Münchener Rückversicherungs-Gesellschaft
Königinstrasse 107
80802 München
Germany
Tel.: +49 (89) 38 91-0
Fax: +49 (89) 39 90 56
http://www.munichre.com

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Königinstrasse 107
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Münchener Rückversicherungs-Gesellschaft
Aktiengesellschaft in München



for the press

Person to contact:
Dipl.-Kfm. Rainer Küppers
Head of Central Division: Press
Königinstr. 107, 80802 München
Letters: 80791 München, Germany
Fax: +49 (0) 89/38 91-35 99
Tel.: +49 (0) 89/38 91-25 04
E-mail: rkueppers@munichre.com
http://www.munichre.com

Munich, 9 May 2006

Business figures 1 January – 31 March 2006: Big step towards target for the year with high quarterly profit of €979m / First–rate results in primary insurance and reinsurance / Treaty renewals in reinsurance strictly geared to profitability European Embedded Value figures published for the first time for 2004/2005: Marked increase

"With a profit of €979m in the first three months, we are in an even better position than at this point last year, despite the fact we had more major losses in this year's first quarter. The excellent quarterly result is a big step towards achieving our target for 2006 — a post–tax return of 15% on risk–adjusted capital. Thanks to very good results from our underwriting business and investments, we are already more than a third of the way there. And that's good, as experience shows that later quarters are more highly exposed," said Jörg Schneider, member of the Board of Management, when presenting the quarterly figures. "ERGO also fully met our expectations with a very much improved quarterly profit of €145m (70m). In all areas of the Group, we are continuing to focus on profitability — the indispensable basis for healthy growth."

Summary of the Munich Re Group's figures for the first three months*

The quarterly profit rose to €979m after tax, an increase of no less than 41.7% on the first quarter of last year, and the operating profit was up by 29.4% to an excellent €1,471m. Both figures were a consequence of strict profit orientation and prudent underwriting policy. At €10.0bn (10.2bn), premium income was nevertheless only slightly down on last year's level. Equity increased to €25.1bn (31.12.2005: €24.4bn).

*All previous year's figures have been adjusted owing to first-time application of IAS 19 (rev. 2004).

Reinsurance: Good combined ratio despite heavier burden from major losses

With a very good operating result of €1,234m, the Group bettered its high profit of €945m in the same quarter last year. The reinsurance segment contributed €841m (604m) to the consolidated result. At €1,055m (1,014m), the reinsurance investment result reached about the same level as last year. Net gains on the disposal of investments rose by 31.9% to €434m, as the Group took advantage of the favourable stock market situation. Buoyed by changes in exchange rates, premium volume increased slightly by 2.6% to €6.0bn (5.8bn).

The **life and health** segment contributed €182m (132m) to the profit in reinsurance. Premium volume remained stable at last year's level, totalling €1.95bn (1.92bn).

In **property–casualty reinsurance**, the Group's focus in the treaty renewals at the beginning of the year, at 1 April and 1 July continues to be strictly on profitability. Given this rigorous underwriting policy, the portfolio's earnings potential can be expected to remain high. Premiums in this segment grew slightly to €4.0bn (3.9bn), and the quarterly result rose to €659m (472m).

Claims costs for major losses were higher than in the equivalent quarter last year: Cyclone Larry caused substantial damage in northern Australia, giving rise to claims of almost €50m for Munich Re. Altogether, major losses – including a container ship fire (approx. €30m) and a satellite failure (approx. €20m) – amounted to €274m (251m). However, thanks to the good performance of the rest of the business, the combined ratio improved again significantly to 92.2% (96.5%), with natural catastrophes accounting for 2.0 (2.4) percentage points.

Primary insurance increases quarterly profit to €138m

The Munich Re Group's primary insurers posted a further improved operating result of €232m (200m) and a higher profit than in the good first quarter of last year, namely €138m (121m). The investment result totalled €1.1bn (1.5bn). Gross premiums written by the primary insurers fell to €4.6bn (4.9bn), owing to the sale of the Karlsruher Insurance Group and the Nieuwe Hollandse Lloyd Verzekeringsgroep (NHL), which were still members of the Munich Re Group in the first quarter of 2005, when they contributed premium income of €420m (€254m in life insurance and €166m in property–casualty insurance). Premium written by the remaining companies in the Group rose by 2.6%.

The primary insurance segment's figures are largely determined by the **ERGO Insurance Group**, which writes over 94% of the premium income. Whilst its premium revenues decreased by 0.8% to €4.3bn, mainly due to the sale of NHL, ERGO contributed to the Munich Re Group's very good result with a more than doubled quarterly profit of €145m (70m).

Gross premiums written in the **life and health segment** fell by a total of 7.9% to €2.9bn.

- The **life insurers** wrote lower gross premiums of €1.6bn (1.8bn) in the first three months of the year, mainly due to the sale of the Karlsruher Insurance Group.

However, they recorded some appreciable growth in sales, particularly in the field of annuity and "Riester" pension products.

- Premium income in the **health** insurance segment increased by 4.0% to €1.3bn, driven by good new business production and low lapse rates.

In **property–casualty insurance**, including legal expenses insurance, gross premiums fell by 3.5% to €1.7bn, owing to the sale of Karlsruher and NHL. Thanks to a good portfolio mix with a large proportion of personal lines business, the combined ratio was better than in the first quarter last year, despite the unusually hard winter, and amounted to 97.0% (99.0%). ERGO's combined ratio is even better, standing at 96.1% (97.3%).

Investments: Result at a high level of €2.1bn

The Munich Re Group's investment result totalled €2.1bn (2.5bn) for the first three months. The marked rise in interest rates (leading to falling prices for fixed–interest securities) and the highs on the stock markets made themselves felt. There was a loss in the value of derivative financial instruments used by the Group for hedging against falling interest rates and share prices, resulting in costs of €450m. Net unrealised gains on securities available for sale amounted to €9.6bn (31.12.2005: 11.0bn), and the proportion of equities totalled 15.2% (31.12.2005: 14.0%) of the Group's investments at fair value. The Group took advantage of the favourable stock market situation to sell shares, producing a gain of €924m (909m) on the disposal of investments.

European Embedded Value 2005

Together with its quarterly figures, the Munich Re Group is publishing European Embedded Value (EEV) figures for its life and health primary insurance business and its life reinsurance business in the business year 2005. The marked increase in the Munich Re Group's European Embedded Value to €8.8bn (EEV at 31.12.2004: €7.5bn) is largely due to the high value of new business and a good result from in–force business totalling €765m.

Outlook for the business year 2006

The very positive treaty renewals in property–casualty reinsurance at the turn of year were followed by similarly successful renewals at the beginning of April with cedants in Japan and South Korea and with a number of global clients. The Group expects its premium income to show a slight increase, with continuing high profit potential. In primary insurance, it estimates that premium development will be stable when adjusted for the premium income of the companies sold last year. For its business operations as a whole, the Munich Re Group again anticipates a premium volume of between €37bn and €38bn, with €22–23bn coming from reinsurance and €16.5–17bn from primary insurance (before consolidation in each case).

Munich Re continues to put profitability before growth and has set itself the target of a post–tax return of 15% on risk–adjusted capital, corresponding to a consolidate profit in the range of €2.6–2.8bn.

The **Munich Re Group** operates worldwide, turning risk into value. In the business year 2005, it achieved a profit of €2,743m, the highest in its 126–year corporate history. The Annual General Meeting on 19 April 2006 adopted the proposal of the Board of Management and Supervisory Board to pay a dividend of €3.10 (2.00) to the

shareholders, of whom there are some 140,000. In 2005, total premium income amounted to approximately €38bn and its investments to around €177bn. The Group is characterised by particularly pronounced diversification. It has more than 38,000 employees in 60 countries throughout the world and operates in all lines of insurance. It is one of the world's leading reinsurers and, through the ERGO Insurance Group, the second–largest provider in the German primary insurance market and a leading player in several other European insurance markets.

Disclaimer
This press release contains forward–looking statements that are based on current assumptions and forecasts of the management of Munich Re. Known and unknown risks, uncertainties and other factors could lead to material differences between the forward–looking statements given here and the actual development, in particular the results, financial situation and performance of our Company. The Company assumes no liability to update these forward–looking statements or to conform them to future events or developments.

Note for editorial departments:
In case of enquiries, please contact Rainer Küppers on +49 (89) 38 91–25 04 or Irmgard Joas on +49 (89) 38 91–93 92.
The Quarterly Report I/2006 and the presentation for the media telephone conference (at 9.30 a.m. today) can be viewed in German and English at www.munichre.com.

The press conference on the Group's half–year figures will be held on 3 August 2006.

Munich, 9 May 2006

Münchener Rückversicherungs–Gesellschaft
signed Dr. Schneider signed Küppers